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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. AMARICO INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 LimeKlin Road
(No. and Street)

West Redding (City) CT (State) 06896 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Amari 203-938-3530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARGAN, JAMES M CPA
(Name – *if individual, state last, first, middle name*)

10 Carriage Dr (Address) Danbury (City) CT (State) 06810 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael M Amari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Amarico Inc, as of December 31, 2015, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires August 31, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

10 Carriage House Drive
Danbury, CT 06810
(203) 470-3969

JA ES . GARGAN, C.P.A.

To The Board of Directors
M. Amarico, Inc.

I have examined the financial statements of M. Amarico, Inc. for the period ended December 31, 2015, and have issued my report thereon dated February 22, 2016. As part of my examination, I made a study and evaluation of the system as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (A) (11). Since the corporation claims exemption from compliance with Rule 15C3-3, I satisfied myself that transactions were cleared through Southwest Securities Inc and no information came to my attention that the Corporation did not comply with this requirement. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide assurance that any material weakness existing at the date of my examination would be disclosed. Under standards of the Public Company Accounting Oversight Board (PCAOB) and Rule 17A-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. However, for the purpose of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparations of financial statements. Further, projection of any evaluation of internal accounting control for future period is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended December 31, 2015, which was made for the purposes set forth in the first paragraph above, that may have existed during the period, disclosed no weaknesses that I believe to be material.

Further, my scope of the audit consisted of a review of the accounting system and internal control to provide reasonable assurance that there were no material inadequacies found, except as I mentioned above regarding, the segregation of duties. As of this audit date there appears to be no material inadequacies as set forth.



James M. Gargan, CPA

Danbury, Connecticut
February 23, 2016

10 Carriage House Drive
Danbury, CT 06810
(203) 470-3969

JAMES M. GARGAN, C.P.A.

To The Shareholder of
M. Amarico, Inc.

I have examined the statement of financial condition of M. Amarico, Inc. as of December 31, 2015 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. My examination was made in accordance with the auditing and professional practice standards of the Public Company Accounting Oversight Board (PCAOB), included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of M. Amarico, Inc. as of December 31, 2015, and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted principles of the PCAOB.

My examination included the supplementary schedules 1-4 and in my opinion, they represent fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.



Danbury, Connecticut
February 23, 2016

M. Amarico, Inc.
Statement of Financial Condition
As of December 31, 2015

Exhibit A

Assets

Current Assets		
Cash and Cash Equivalents	$ 52,258	
Accounts Receivable	1,645	
Securities Owned at Market Value (Cost $28,957)	23,025	
Prepaid Expenses & Deposits	557	
Total Current Assets		$ 77,485
Fixed Assets		
Automobiles	40,533	
Furniture, Fixtures & Office Equip.	35,604	
Total	$76,137	
Less: Accumulated Depreciation	72,489	
Net Fixed Assets		$ 3,648
Other Assets		
Cash Surrender Value Life Insurance		76,145
Total Assets		$157,278

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable, Accrued Expenses and Taxes Payable (Schedule A-1)	$ 387
Shareholder Loan	15,040
Total Liabilities	15,427
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	
Capital Stock Issued (Note 2)	$ 50,000
Retained Earnings - Exhibit C	91,851
Total Stockholders' Equity (Exhibit D)	$141,851
Total Liabilities and Stockholders' Equity	$157,278

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Accrued Expenses and Taxes Payable
As of December 31, 2015

Schedule A-1

Accrued Income Taxes		387
	Total	$ 387

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Income
For the Calendar Year 2015

Exhibit B

Revenue		
Commissions etc.	$52,150	
Unrealized Gain (Loss) on Securities Held	9,099	
Interest and Dividends	449	
Total Revenue		$ 61,698
Expenses		
Clearing Broker	35,467	
Employee Benefits (Note 3)	1,768	
Telephone	1,807	
Insurance	472	
Membership Dues & Subscriptions	673	
Auto Expense	190	
Utilities & Other Occupancy	6,401	
Commissions	1,176	
Professional Fee	3,700	
NASD & Other Regulatory Expenses	1,499	
Quote Expense	1,400	
Bank Charges	164	
Property Tax	30	
General & Miscellaneous Expenses	19	
Total Expenses		$ 54,766
Profit (Loss) Before Depreciation, Taxes and Security Loss		6,932
Less: Depreciation (Note 5)		616
Loss on Sale of Securities		6,183
Income (Loss) Before Taxes		$ 133
Changes in Income Taxes (Note 6)		788
Net Income (Loss)		$ (655)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Retained Earnings
For the Calendar Year 2015

Exhibit C

Balance - Beginning of Year	$90,184	
Deduct: Net Income Per Exhibit B	(655)	
Cash Surrender Value Life Insurance	2,322	
Balance - End of Year		$91,851

Statement of Changes in Stockholders' Equity

Exhibit D

Balance - Beginning of Year	$140,184	
Deduct: Net Loss Per Exhibit B	(655)	
Cash Surrender Value of Life Insurance	2,322	
Balance - End of Year		$141,851

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Cash Flows
For the Calendar Year 2015

Exhibit E

Sources (Uses) of Cash		
From Operations		
Net Income (Loss)	$ (655)	
Depreciation	616	
Cash (Uses) of Cash from Operating Activities		$ (39)
Changes in Assets and Liabilities		
Accounts Receivable	788	
Accrued Expenses and Taxes	(18)	
Shareholder's Loan	384	
Change in Marketable Securities	1,061	
Net (Uses) of Cash from Operating Activities		$ 2,215
Cash Flow From Investing and Financing Activities		
Net (User) of Cash from Investing and Financing		$ 0
Net (Decrease) in Cash		2,176
Cash Beginning of Year		50,082
Cash End of Year		$ 52,258
Cash Paid During the Year for Income Taxes		$ 430

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Net Capital
As of December 31, 2015

		Schedule 1
Total Stockholder's Equity Per Exhibit A		$141,851
Less: Non Allowable Assets		
Prepaid Expenses & Deposits	$ 557	
Net Fixed Assets	3,648	$ 4,205
Net Capital Before Haircuts on Securities Position		$137,646
Less: Haircuts on Securities Position		
		$ 3,454
Net Capital		$134,192

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Aggregate Indebtness and
Percentage of Aggregate Indebtness to Net Capital
As of December 31, 2015

Schedule 1-a

Aggregate Indebtedness Liabilities		
Accrued Income Taxes	$	387
Total	$	387
Percentage of Aggregate Indebtedness to Net Capital		.003 to 1

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation for Determination of Requirements
Pursuant to Rule 15C3-4

Schedule 2

Not Applicable*

Information Relating to the Possession or Control
Pursuant to Rule 15C3-3
December 31, 2015

Schedule 3

Not Applicable*

* The above schedules numbered 2 and 3 are not applicable since the corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared though Southwest Securities Inc. on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2015

Schedule 4

Net Capital Per Form X-17A-5 (Unaudited Focus Report Filed by Corporation	$136,538
Net Capital Per Schedule 1	134,192
Difference Decrease	$ (2,366)
The Above difference is Reconciled as Follows:	
Decrease in Fixed Assets	616
Decrease in Cash Surrender	(578)
Increase in State Income Tax	(388)
Increase in Depreciation	(616)
Increase in Quote Expense	(1,400)
Total Difference	$ (2,366)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Note to Financial Statements
December 31, 2015

Note 1 - Nature of Corporation's Business
The corporation conducts a retail stock brokerage business with its offices at 96 Limekiln Road, West Redding, CT. All customer transactions are fully disclosed through Hilltop Securities, Inc. (Hill). The agreement with (Hill) is for M. Amarico, Inc. to deposit $50,000 in a Good Faith Account at Hilltop Securities Inc.

Note 2 - Capital Stock Issued
The corporation was incorporated in the state of Delaware on January 14, 1981. Subsequent to that date, Mr. Michael Amari purchased 100% of the capital stock in the Corporation for the sum of $50,000.

Note 3 - Employee Benefits
Employee benefits are Key Man Life Insurance for shareholder.

Note 4 - Insurance
The corporation has secured a Stockholders' Fidelity Bond Insurance Policy from Mercer Consumer for the term of one year commencing June 24, 2015 through June 24, 2016. The policy has a limit of $100,000 and is subject to a loss deductible clause of $5,000 per loss. The premium applicable to the year 2015 is reflected in Insurance Expense on Exhibit B. The corporation is a member of the Securities Investors Protection Corp. Assessments paid to same, are included in NASD and o\Other Regulatory Expense on Exhibit B.

Note 5 - Depreciation
Included herein is the sum of $616 for depreciation on equipment and is calculated under the Straight Line Method of Depreciation.

Note 6 - Income Taxes

Income taxes consist of the following:

Current		
	Federal	$ 0
	State & Local	817
		$ 817
Deferred		
	Federal	0
	State	0
		$ 0

Deferred taxes are provided due principally to unrealized appreciation of securities. Reduction in deferred taxes is a result of recognized income from sale of securities. Deferred taxes are accrued due to timing differences and book to tax accounting for depreciation. There was no accrual for deferred taxes in 2015 since the amount was immaterial.

Note 7 - Net Income (Loss)

The Net Loss of ($655) is arrived at after including net unrealized profit and losses from securities. Unrealized Gain on securities was $9,099. Realized Loss on sale of securities was $6,183.

Note 8 - Commitments and Contingent Liabilities

The Company as of this date is unaware of any contingencies.

The accompanying notes to financial statements are an integral part of this report.

M AMARICO INC

Exemption Report

M Amarico Inc (the company) is a registered broker-dealer subject to Rule 17a-5 promulgated by The Securities and Exchange Commission (17 C.F.R.~ 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.~ 240.17a-5(d) (1) and (4).
To the best of its knowledge and belief the Company states the following:

(1) The company claimed an exemption from 17 C.F.R. ~240.15c3-3 under the following provisions of 17 C.F.R. ~240.15c3-3(k):2) (ii).

(2) The Company met identified exemption provisions in 17 C.F.R . ~240.15c3-3(k) throughout the year January 1 2015 to December 31, 2015 without exception.

I, Michael M Amari, President swear that, to my best knowledge and belief, this Exemption report is true and correct.

By 

Title: President

Dated Feb 23/16

10 Carriage House Drive
Danbury, CT 06810
(203) 470-3969

JA ES . GARGAN, C.P.A.

TO WHOM IT MAY CONCERN

I have reviewed the enclosed Firm's Exemption statement regarding an exemption to Rule 15C3-3.
The Firm claims to clear through Hilltop Securities, Inc. (Hill)) on a fully disclosed basis.
I satisfied myself that transactions were cleared through Hilltop Securities Inc and no information came to my attention that the Corporation did not comply with this requirement and the Company has no other clearing arrangements with anyone.



James M Gargan CPA

Danbury, Connecticut
Februry 23, 2016